TERYL RESOURCES CORP.

N E W S R E L E A S E

GIL JOINT VENTURE DRILL PROGRAM, FAIRBANKS, ALASKA

TSX Venture Exchange: TRC.V

For Immediate Release: December 10, 2002 – Vancouver, B.C.- Further to our earlier news release, Teryl Resources Corp. (TSX Venture: TRC.V) wishes to announce that the joint venture drill program with Kinross Gold (TSE: K) commenced in late September, 2002 on the Gil claims, Fairbanks, Alaska and will be completed this month. The Company will release results of the exploration program when they are received.

ABOUT TERYL RESOURECS CORP.

Teryl Resources Corp. has four gold properties located in Fairbanks, Alaska mining division, of which two are joint-ventured with Kinross Gold. The Gil prospect joint venture contains 10,700,000 drill indicated tons of 0.04 ounces per ton. A winter drilling program is to be completed this month on the joint venture Gil Prospect by Kinross Gold. Teryl Resources Corp. also has one joint venture silver prospect located in northern B.C., Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

1103 – 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Tel: (604) 278-5996 Fax: (604) 278-3409 Email: john@ihiway.net www.terylresources.com